                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934



                             United Auto Group, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                Voting Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    909440109
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                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152
                                 (212) 230-0400
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                 April 12, 1999
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]




                                Page 1 of 7 Pages


--------------------------------------                                     ---------------------------------
CUSIP No.  909440109                              SCHEDULE 13D                            Page 2 of 7 Pages
--------------------------------------                                     ---------------------------------
------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marshall S. Cogan                                                I.D. #
------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                 (b) [X]

------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          PF
------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
------------------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           105,000 shares
   NUMBER OF       -----------------------------------------------------------------------------------------
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                1,000 shares
     EACH          -----------------------------------------------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   105,000 shares
                   -----------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,000 shares
------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          106,000 shares
------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]

------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%
------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


--------------------------------------                                     ---------------------------------
CUSIP No.  909440109                              SCHEDULE 13D                            Page 3 of 7 Pages
--------------------------------------                                     ---------------------------------
------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trace International Holdings, Inc.                               I.D. #58-1080969
------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                 (b) [X]

------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC, BK
------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           4,016,110 shares
   NUMBER OF       -----------------------------------------------------------------------------------------
    SHARES           8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                0 shares
     EACH          -----------------------------------------------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   4,016,110 shares
                   -----------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0 shares
------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,016,110 shares
------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]

------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.9%
------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC, CO
------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Trace International Holdings, Inc. ("Trace International") and Marshall S. Cogan ("Mr. Cogan" and, together with Trace International, the "Filing Persons") and relates to the voting common stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company" or "UAG"). This Amendment No. 4 amends the Schedule 13D filed by Trace International and Mr. Cogan on April 2, 1997, as amended on August 27, 1997, January 23, 1998 and September 4, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

        On April 12, 1998, the Company entered into a Securities Purchase Agreement with International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C. (together, the "Purchaser"), two entities formed by Penske Capital Partners, L.L.C. ("PCP") and other investors, pursuant to which the Purchaser will acquire the Company's Series A and Series B Preferred Stock, each with par value $0.0001 per share (the "Preferred Stock"), and warrants (the "Warrants") to acquire Common Stock and the Company's Non-Voting Common Stock, par value $0.0001 per share (the "Non-Voting Common Stock"). The Preferred Stock is convertible into Common Stock and Non-Voting Common Stock. Assuming conversion in full of the Preferred Stock and exercise in full of the Warrants, the Purchaser will own approximately 38% of the aggregate of the outstanding Common Stock and Non-Voting Common Stock, calculated on a fully diluted basis. The transactions described in this paragraph will be consummated in two closings (the "Initial Closing" and the "Second Closing") and are herein referred to as the "Transaction."

        In connection with the Transaction, Trace International entered into
(i) a Stockholder Voting Agreement, which is set forth as Exhibit 10.9 hereto and is incorporated by reference herein and (ii) a Stockholders' Consent Agreement, which is set forth as Exhibit 10.10 hereto and is incorporated by reference herein. Pursuant to the terms of the Stockholder Voting Agreement, Trace International has agreed to vote its Common Stock in favor of the Transaction and against any competing transaction. Pursuant to the Stockholders Agreement referred to in the Stockholders' Consent Agreement, Trace International has agreed to use its reasonable best efforts to (a) from the Initial Closing through the Second Closing, cause the Company's Board of Directors (the "Board") to consist of three members nominated by PCP (including Roger Penske, Chairman of PCP), one member nominated by Trace International, the Company's Chief Operating Officer (or in his absence, another person designated by the independent directors) and two independent directors; (b) on the Initial Closing, have Roger Penske appointed as the Company's Chairman and Chief Executive Officer; (c) prior to the Second Closing, expand the size of the Board to nine members and nominate for election by the Company's stockholders as


                               Page 4 of 7 Pages
directors, two members nominated by PCP, (d) on the Second Closing, fill the vacancies created by such expansion with the directors elected by the Company's stockholders and (e) from the earlier of the first meeting of the stockholders following the Second Closing and the first vacancy on the Board following the Second Closing, cause the Board to consist of five members designated by PCP (including Roger Penske), one member designated by Trace International and three independent directors. The Stockholders' Agreement also provides for, among other things, the composition of certain committees of the Board, restrictions on acquisition or disposition of the Company's securities and restrictions on certain types of transactions in connection with the Company.

        In addition, in connection with the Transaction, the Company and Mr. Cogan entered into a Non-Competition and Standstill Agreement (the "Cogan Agreement"), which is set forth as Exhibit 10.11 hereto and is incorporated by reference herein. Pursuant to the terms of the Cogan Agreement, Mr. Cogan shall resign as the Chief Executive Officer of the Company effective as of the date of the Initial Closing.

        Except with respect to the Transaction as set forth herein, the Filing Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) is hereby amended and supplemented by adding the following:

        As a result of the Stockholder Voting Agreement and the Stockholders' Consent Agreement described in Item 4 above, the Filing Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Purchaser, Aeneas Venture Corporation and/or AIF II, L.P. The filing of this Amendment No. 4 to the Schedule 13D shall not be construed as an admission that either Filing Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment No. 4 to the
Schedule 13D other than the securities stated herein to be beneficially owned by such Filing Person. The Filing Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Purchaser, Aeneas Venture Corporation or AIF II, L.P.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended and supplemented by adding the following:

        The information set forth in Item 4 above is hereby incorporated by reference.


                               Page 5 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and supplemented by adding the following:

EXHIBIT 10.9 Stockholder Voting Agreement, dated April 12, 1999, among Trace International Holdings, Inc., International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C.

EXHIBIT 10.10   Stockholders' Consent Agreement, dated as of April 12,
                1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and United Auto Group, Inc.

EXHIBIT 10.11 Non-Competition and Standstill Agreement, entered into as of the 12th day of April, 1999, between United Auto Group, Inc. and Marshall S. Cogan




                               Page 6 of 7 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1999


                       TRACE INTERNATIONAL HOLDINGS, INC.

                       By: /s/ Phillip N. Smith, Jr.
                          ----------------------------------
                           Name: Philip N. Smith, Jr.
                           Title: Senior Vice President




                           /s/ Marshall S. Cogan
                          ----------------------------------
                             Name: Marshall S. Cogan






                               Page 7 of 7 Pages

                                  EXHIBIT INDEX

Exhibit No.      Title
-----------      -----
10.9             Stockholder Voting Agreement, dated April 12, 1999, among Trace
                 International Holdings, Inc., International Motor Cars Group I,
                 L.L.C. and International Motor Cars Group II, L.L.C. (*)

10.10 Stockholders' Consent Agreement, dated as of April 12, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and United Auto Group, Inc.

10.11 Non-Competition and Standstill Agreement, entered into as of the 12th day of April, 1999, between United Auto Group, Inc. and Marshall S. Cogan

-------------------
(*) Incorporated herein by reference to Exhibit 10.20.2 of the Current Report on Form 8-K of United Auto Group, Inc. filed with the Securities and Exchange Commission on April 15, 1999.